Yandex N.V.
Schiphol Boulevard 165
1118 BG Schiphol

Tel.: +31 (0) 20 206 6970
Fax: + 31 (0) 20 446 6372
www.yandex.com

Exhibit 99.1

To: Shareholders of Yandex N.V.

From: Board of Directors

Date: April 28, 2023

Notice of Extraordinary General Meeting of Shareholders of Yandex N.V.

We hereby inform you that Yandex N.V. (the “Company”) will hold an Extraordinary General Meeting of Shareholders (“EGM”) on May 15, 2023 (the “EGM Date”), beginning at 16.00 Amsterdam time at the Company’s offices at Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands.

The EGM is being convened solely to seek the approval of the General Meeting of the appointment of a new non-executive director and the appointment of the statutory auditor.

Enclosed with this notice you will find the Agenda for the EGM, together with Explanatory Notes, as well as a Power of Attorney / Proxy to authorize Company representatives to vote your shares at the EGM.

If you are planning to attend the EGM in person, we kindly request you to provide advance notice by notifying the Company at askir@yandex-team.com before 16.00 (Amsterdam time) on May 12, 2023.

The following agenda items are scheduled for the EGM:

1.	To accept the binding nomination by the holder of the Priority Share, nominated in accordance with Article 12 of the Company’s Articles of Association, of Andrey Betin as a non-executive member of the Board of Directors for a four-year term running from the close of the EGM. (Decision)
2.	To appoint Reanda Audit & Assurance B.V., an independent auditing firm, as the auditor of the Company’s statutory consolidated financial statements for the 2021 and 2022 financial years (to be prepared under IFRS). (Decision)

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Copies of materials related to the EGM, including this Notice of Meeting, the Agenda and Explanatory Notes are available:

●	at: www.edocumentview.com/YNDX
●	on our website at http://yandex.com/company
●	at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)
●	from Investor Relations, tel. +31 0 20 206 6970 or by email: askir@yandex-team.com

On April 17, 2023, the total number of Class A Shares outstanding (excluding shares held in treasury) was 325,877,318 with a total of 325,877,318 voting rights; the total number of Class B Shares was 35,698,674 with a total of 356,986,740 voting rights; and one Priority Share. Each Class A Share carries one vote; and each Class B Share carries ten votes. The Class A Shares and Class B Shares will vote together as a single class on all matters at the EGM.

The persons who will be considered as entitled to vote and/or attend the EGM are those persons who on April 17, 2023, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Shares and the Priority Share is maintained by the Company.

If you would like to attend the EGM and your Class A Shares are held by a broker, bank or other nominee, you must bring to the EGM a letter from the nominee confirming your beneficial ownership of such shares. If order to vote your shares at the EGM, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification.

Many brokers are subject to New York Stock Exchange (“NYSE”) rules. The NYSE rules direct that, if you are the beneficial owner of shares held in “street name” by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instruction. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to “discretionary” items but will not be permitted to vote the shares with respect to “non-discretionary” items (those shares are treated as “broker non-votes”).

The election of directors is not considered a discretionary item. This means that brokers who have not been furnished voting instructions from their clients will not be authorized to vote in their discretion for the election of directors. We urge you to provide voting instructions to your broker so that your votes may be counted.

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the EGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A Shares over the Internet (at www.investorvote.com/YNDX), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in “street name”, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

SPECIAL NOTE FOR SHAREHOLDERS FROM THE RUSSIAN FEDERATION: taking into account the limitations of the trading and voting infrastructure that are beyond the control of Yandex N.V., we suggest that shareholders registered in the territory of the Russian Federation who wish to vote at the EGM send evidence of their ownership or beneficial ownership of shares as of the record date, as well as a completed Proxy and Power of Attorney for voting placed on the Company’s website to askir@yandex-team.com. Documents must be submitted by the close of business on May 12, 2023. Validly cast votes will be taken into account when counting votes in accordance with the established procedure.

Agenda item 1 may be deprived of its binding character by means of a resolution adopted by at least two-thirds (2/3) of the votes cast, such two thirds (2/3) majority representing more than fifty percent (50%) of the issued and outstanding capital of the Company. If the binding nomination is not deprived of its binding character, the person nominated (Andrey Betin) will be deemed appointed. All other matters require a resolution of the EGM with an absolute majority of the votes cast at the EGM. Under our Articles of Association, blank or valid votes count towards establishing a quorum, but do not count for voting purposes.

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-executive directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them via e-mail at askir@yandex-team.com. Shareholders who are eligible and intend to have an item added to the agenda of any future general meeting must comply with the requirements contained in Article 18 of our Articles of Association, as amended. We reserve the right (subject to the laws of the Netherlands) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

Schiphol, April 28, 2023

Yandex N.V.
Schiphol Boulevard 165
1118 BG Schiphol

Tel.: +31 (0) 20 206 6970
Fax: + 31 (0) 20 446 6372
www.yandex.com

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Agenda and Explanatory Notes

Date: May 15, 2023, at 16.00 (Amsterdam time)

Location:	at the Company’s offices at Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands

The EGM is being convened solely to seek the approval of the General Meeting of the appointment of a new non-executive director and the appointment of the statutory auditor.

Opening

Introductory Remarks

Binding Nomination of a Candidate for Designated Director

1.

To accept the binding nomination by the holder of the Priority Share, nominated in accordance with Article 12 of the Company’s Articles of Association, of Andrey Betin as a non-executive member of the Board of Directors for a four-year term running from the close of the EGM. (Decision)

Appointment of Auditor

2.

To appoint Reanda Audit & Assurance B.V., an independent auditing firm, as the auditor of the Company’s statutory consolidated financial statements for the 2021 and 2022 financial years (to be prepared under IFRS). (Decision)

Other business

Any other business.

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Explanatory Notes to the Agenda

Opening

The Chairman will explain the background to, and purpose of, the EGM.

Binding Nomination of a Candidate for Non-Executive Member of the Board of Directors

The holder of the Priority Share (the “Public Interest Foundation”) has the right to make a binding nomination for the appointment by the General Meeting of two Non-Executive Directors (the “Designated Directors”). At the EGM held on December 20, 2019, two Designated Directors were elected – Alexei Yakovitsky and Alexey Komissarov. One Designated Director shall be a member of the Nomination Committee and both Designated Directors will be members of the Public Interest Committee.

Given the recent sanctions imposed by the European Union on Mr. Komissarov personally, he resigned from his Board position on March 6, 2023. Consequently, in accordance with Article 18.3(b) of the Company’s Articles of Association (the “Articles”), the Board of Directors have called an EGM, at the request of the Public Interest Foundation, solely for purposes of filling a vacancy in respect of the vacant Designated Director position by proposing by binding nomination a candidate for appointment by the EGM as a Designated Director.

It is proposed to accept the binding nomination by the Public Interest Foundation, nominated in accordance with Article 12 of the Articles, of Andrey Betin as Designated Director (being a non-executive member of the Board of Directors) for a four-year term running from the close of the EGM.

The binding nomination of Andrey Betin as Designated Director may be deprived of its binding character by means of a resolution adopted by at least two-thirds (2/3) of the votes cast, such two thirds (2/3) majority representing more than fifty percent (50%) of the issued and outstanding capital of the Company. If the binding nomination is not deprived of its binding character, Andrey Betin will be deemed appointed. Under our Articles, blank or valid votes count towards establishing a quorum, but do not count for voting purposes.

Andrey Betin (age 42) is a businessman and former public official. Since February 2023, Mr. Betin works as Deputy General Director of the Autonomous Non-Profit Organization “Russia – country of opportunities” – an open platform for participation in all-Russian projects, learning new skills and realizing talents. The overall goal of the projects is to provide equal opportunities so that everyone can express themselves, realize their professional potential, and implement business ideas or public initiatives. From 2002 to 2013, Mr. Betin held various positions in commercial companies. From 2016 to 2017, he worked as Deputy General Director of Transengineering LLC, a part of the Summa Group. In 2017, he worked as First Vice-Rector for innovation in cooperation with industrial partners of The Moscow State University of Technology “STANKIN”. From 2018 to February 2023, Mr. Betin worked in the administration of the Nizhny Novgorod region in central Russia and held the position of Deputy Governor of Nizhny Novgorod region. Since February 2023, Mr. Betin has held no governmental position. Mr. Betin graduated from the State Institute of Physical Culture, Russian University of Economics named after Plekhanov (MBA program).

The Board of Directors has received a notice from the Public Interest Foundation regarding its binding nomination of Mr. Betin as a candidate to the position of the Designated Director.

The Board of Directors has waived the requirement under Article 12.2 of the Articles that no person shall be eligible for appointment as a non-executive member of the Board of Directors if such person is currently, or within two years prior to appointment has been, a political appointee, a member of a governing body of a political party, a government official, a member or employee of any state apparatus, a member of parliament, or a political office-holder, in each case in respect of any country in the world. For the avoidance of doubt, in the event of any personal conflicts, Mr. Betin will, like any other member of the Board of Directors, refrain from participating in the Board deliberations and decision-making in that regard, in accordance with Article 13.5 of the Articles.

Appointment of Statutory Auditor

In accordance with Dutch law, the external auditor of the Company is appointed by the General Meeting of Shareholders.

PricewaterhouseCoopers Accountants N.V, the external auditors of the Company’s statutory annual accounts for the 2021 financial year (to be prepared under IFRS), terminated their engagement in December 2022.  Accordingly, the Audit Committee of the Board has considered proposals for the appointment of a replacement external auditor of the Company’s statutory annual accounts for the 2021 financial year (to be prepared under IFRS), as well as the Company’s statutory annual accounts for the 2022 financial year (to be prepared under IFRS).  The Audit Committee has recommended, and the Board of Directors has proposed, the appointment of Reanda Audit & Assurance B.V. as the external auditor for these purposes. Reanda Audit & Assurance B.V. will determine the nature and extent of the audit procedures performed at group components and issue written instructions to other (foreign) public auditors setting out the Standards on Auditing to be applied. The basis of the Reanda Audit & Assurance B.V. work is the Dutch Standard 600 'Bijzondere overwegingen - controles van financiële overzichten van een groep (inclusief de werkzaamheden van accountants van groepsonderdelen)' (Special considerations - audits of group financial statements (including the work of component auditors)).

At the 2022 Annual General Meeting, “Technologies of Trust – Audit” JSC, an independent registered public accounting firm, was appointed as auditor of the Company’s consolidated financial statements for the 2022 financial year (to be prepared under U.S. GAAP).  The proposed appointment of the statutory auditor of the Company’s IFRS financial statements does not affect the appointment of “Technologies of Trust – Audit” JSC as the auditor of the Company’s U.S. GAAP financial statements.

The Board of Directors, comprised solely of independent non-executive directors, recommends that the Company’s shareholders vote “FOR” the proposals set forth above.

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SPECIAL NOTE FOR SHAREHOLDERS FROM THE RUSSIAN FEDERATION:

Taking into account the limitations of the trading and voting infrastructure that are beyond the control of the Company, we suggest that shareholders registered in the territory of the Russian Federation who wish to vote at the EGM send evidence of their ownership or beneficial ownership of shares on the record date, as well as a completed Proxy and Power of Attorney for voting placed on the Company’s website to askir@yandex-team.com. Documents must be submitted by the close of business on May 12, 2023. If the documents are drawn up correctly, your votes will be taken into account when counting votes in accordance with the established procedure.